Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

As of November 7, 2018

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management's Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2018

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing.  The Company:

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,
•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and
•	is constructing an open pit gold heap leach mine at the Lindero gold project (“Lindero Project”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The consolidated financial statements include wholly-owned subsidiaries of the Company; the most significant of which at September 30, 2018 are presented in the following table:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. ("Bateas")	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan")	Mexico	100%	San Jose Mine
Mansfield Minera S.A. ("Mansfield")	Argentina	100%	Lindero Project

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of November 7, 2018 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2018.  These financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  The Company’s significant accounting policies are set out in Note 3 of the September 30, 2018 condensed interim consolidated financial statements and Note 3 of the December 31, 2017 audited consolidated financial statements. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and their ability to generate cash flows and are widely reported in the mining industry as benchmarks for performance.  Refer to the discussion under the heading “Non-GAAP Financial Measures”.

Additional information about the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com under the Company’s profile.

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management's Discussion and Analysis, page 2

Third Quarter Financial and Operational Highlights

Net income for the three months ended September 30, 2018 was $6.9 million or $0.04 per share compared to a  net income of $10.3 million, or $0.06 per share for the same period in 2017 (“Q3 2017”).  Adjusted net income and Adjusted EBITDA (refer to Non-GAAP Financial Measures) were $7.1 million and $24.2 million, respectively, compared to $13.1 million and $30.6 million for Q3 2017.  Free cashflow before Lindero construction costs totaled $13.6 million (refer to Non-GAAP Financial Measures) compared to $11.7 million for Q3 2017.

Silver production for the three months ended September 30, 2018 was 2.2 million ounces with an all-in sustaining cost per ounce, net of by-product credits (“AISC”) (refer to Non-GAAP Financial Measures) of $7.12 per ounce, compared to silver production of 2.0 million ounces and AISC was $6.06 for Q3 2017.  All-in sustaining cash cost per silver equivalent ounce (“AISC Ag Eq”) (refer to Operating Highlights below and Non-GAAP Financial Measures) was $10.80 per ounce compared to $11.13 per ounce for Q3 2017.

Operating Highlights

Consolidated Metrics	Q3 2018	Q3 2017	% Change	YTD 2018	YTD 2017	% Change
Key Indicators
Silver
Metal produced (oz)	2,230,465	2,009,362	11%	6,953,238	6,159,417	13%
Metal sold (oz)	2,154,434	1,965,221	10%	6,800,084	6,084,154	12%
Realized price ($/oz)	14.8	16.9	-12%	16.1	17.2	-6%
Gold
Metal produced (oz)	12,542	13,412	-6%	42,140	41,158	2%
Metal sold (oz)	12,098	12,931	-6%	40,943	40,259	2%
Realized price ($/oz)	1,211	1,280	-5%	1,285	1,251	3%
Lead
Metal produced (000's lbs)	7,576	7,650	-1%	21,802	22,031	-1%
Metal sold (000's lbs)	7,822	7,291	7%	21,972	21,454	2%
Zinc
Metal produced (000's lbs)	11,483	11,241	2%	33,947	32,670	4%
Metal sold (000's lbs)	11,647	10,867	7%	34,154	32,512	5%
AISC ($/oz Ag)[1]	7.12	6.06	17%	4.10	6.81	-40%
AISC ($/oz Ag Eq)[1,2]	10.80	11.13	-3%	10.06	11.40	-12%

Notes:

1.  All-in sustaining cash cost (AISC) is a Non-GAAP financial measure.  Refer to Non-GAAP Financial Measures

2.  AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au, $14.8/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

Silver production for the three months ended September 30, 2018 increased 11% to 2,230,465 ounces while gold production decreased 6% to 12,542 ounces over the comparable period in 2017.  The higher silver and lower gold production were due primarily to a 13% increase in silver head grade and  a 6% decrease in gold head grade from the San Jose Mine.  At Caylloma, silver and zinc production were 2% higher while lead production was 1% lower over the comparable period in 2017.  At San Jose, silver production increased 12% to 1,991,211 ounces while gold production decreased 6% to 12,387 ounces over the comparable period in 2017.

Total ounces of silver and gold sold during the three months ended September 30, 2018 were 2,154,434 ounces and 12,098 ounces representing  a 10% increase and  a 6% decrease over the total ounces sold for the comparable period in 2017.  Metals sold in the quarter were slightly lower than the metals produced in the quarter and resulted in a modest accumulation of concentrate inventory quarter over quarter.    At the San Jose Mine, there were 311 tonnes of concentrate delivered to the warehouse at the end of the quarter containing approximately 79,769 ounces of silver and 264 ounces of gold with an approximate sales value of $1.5 million were not recognized in sales for the third quarter as they did not meet revenue recognition criteria under IFRS.

Management's Discussion and Analysis, page 3

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $7.12 per ounce or 17% above the comparable period in 2017, and above our annual guidance of $6.80 per ounce for 2018.  The higher cost per ounce compared to guidance was due primarily to lower by-product credits as lead and zinc prices decreased by 10% and 15%, respectively, over the comparable quarter in 2017.    During the second quarter 2018, the Company began reporting all-in sustaining cost per silver equivalent ounces, a new Non-GAAP financial measure.  The consolidated all-in sustaining cost per silver equivalent ounces for the three months ended September 30, 2018 was $10.80 compared to $11.13 for the same period in 2017.  This new Non-GAAP financial measure will replace the all-in sustaining cost per payable ounce of silver, net of by-product credits, starting in the first quarter of 2019 and is calculated taking the total payable ounce or pound of production for gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

Financial Highlights

Consolidated Financial Metrics	Q3 2018	Q3 2017	% Change	YTD Q3 2018	YTD Q3 2017	% Change
(Expressed in $ millions except per share information and all-in sustaining cash cost)
Sales	$59.6	$64.0	-7%	$203.7	$192.8	6%
Mine operating income	16.5	24.9	-34%	79.2	74.3	7%
Operating income	10.5	18.9	-44%	55.3	52.7	5%
Net income	6.9	10.3	-33%	31.8	32.2	-1%

Earnings per share (basic)	0.04	0.06	-33%	0.20	0.20	0%
Earnings per share (diluted)	0.04	0.06	-33%	0.20	0.20	0%

Adjusted net income[1]	7.1	13.1	-46%	30.2	36.4	-17%
Adjusted EBITDA[1]	24.2	30.6	-21%	91.2	87.3	4%
Free cash flow[1]	(19.3)	8.3	-333%	(26.9)	9.9	-372%
Free cash flow excluding Lindero construction costs[1]	13.6	11.7	16%	42.2	17.7	138%
Capex (sustaining)	5.4	7.5	-28%	14.6	19.9	-27%
Capex (non-sustaining)	0.6	2.4	-97%	2.1	2.9	-61%
Capex (Lindero)	24.5	3.7	579%	41.8	8.3	414%
Capex (Brownfield)	2.4	2.2	9%	7.1	7.8	-10%
AISC[1]	7.1	6.1	17%	4.1	6.8	-40%
AISC Ag Eq1, 2	10.8	11.1	-3%	10.1	11.4	-12%

				Sep 30, 2018	Dec 31, 2017	% Change
Cash, cash equivalents, and short-term investments				$176.7	$212.6	-17%
Total assets				$738.3	$706.6	4%
Non-current bank loan				$39.6	$39.9	-1%

Notes:

1.   Refer to Non-GAAP financial measures.

2.   AISC/oz Ag Eq calculated at realized metal prices of $1,211/oz Au, $14.8/oz Ag, $1.0/lb Pb, and $1.2/lb Zn

Certain comparative figures have been reclassified to conform to the current year’s presentation

Net income for the three months ended September 30, 2018 was $6.9 million or $0.04 per share compared to $10.3 million or $0.06 per share for the comparable quarter in 2017.  Sales decreased 7% to $59.6 million compared to $64.0 million for the comparable quarter in 2017 due primarily to a  decline in metal prices for silver, lead, and zinc, and to a lesser extent the timing of recognizing revenue on concentrates delivered to the warehouse and which was not recognized in sales for the current quarter as it did not meet all revenue recognition criteria under IFRS.   These effects were partially offset by higher volume of silver, lead and zinc sold as well as lower treatment and refining charges.

Operating income for the three months ended September 30, 2018 was $10.5 million, a 44% decrease from the $18.9 million of operating income for the comparable quarter in 2017.  The key drivers for the decrease were lower sales from a decline in the metal prices, higher production costs at the Caylloma Mine as well as a $1.4 million provision for a  community support obligation that will be paid over the next 2.5 years.

Adjusted net income (refer to Non-GAAP Financial Measures) for the three months ended September 30, 2018 decreased 46% to $7.1 million compared to $13.1 million for 2017.  Adjusted EBITDA (refer to Non-GAAP Financial Measures) for the three months ended September 30, 2018 decreased 21% to $24.2 million compared to $30.6 million for the same period in 2017 due to the same reasons that lowered operating income.

Adjusted net income (refer to Non-GAAP Financial Measures) for the nine months ended September 30, 2018 decreased 17% to $30.2 million compared to $36.4 million for the comparable quarter in 2017.  Adjusted EBITDA increased 4% to $91.2 million compared to $87.3 million for the same period in 2017 due to the same reasons that lowered operating income.

Management's Discussion and Analysis, page 4

Free cash flow in the third quarter was a negative $19.3 million (Q3 2017 - $8.3 million) reflecting increased spending at the Lindero Project.  Free cash flow excluding Lindero construction costs was $13.6 million (Q3 2017 - $11.7 million).

provided by operating activities increased 83% to $21.9 million during the second quarter compared to $12.0 million for the same period in 2017.As at June 30, 2018, the Company had cash, cash equivalent and short-term investments of $198.3 million, a decrease of $14.3 million since the beginning of the year due primarily to increased construction spending at the Lindero gold project.

Net cash provided by operating activities 2018 Q1 vs. 2017 Q1 (in million $) 1Q 17 8.9 Change in adjusted EBITDA

1.6 Change in income tax paid (5.0) Change in working capital items 11.5 Other 3.0 1Q 18 201.

Lindero Project

The following are highlights from the construction activities:

•

The Company has assigned through purchase orders and construction contracts approximately $154 million, or 82% of the project´s total direct capital cost.  The direct capital costs were forecast to increase by approximately 5% and the initial capital cost was forecast to increase between 10% and 14% due primarily to higher headcount and higher owner’s costs.  With the currency devaluation of the Argentine Peso against the US dollar in the third quarter, the Company now expects to realize cost savings from local currency denominated expenditures in US dollar terms.

•	The project has advanced 26% towards completion of construction, with expected commissioning during Q3 2019.
•

The Company has awarded the electromechanical and piping (EMP) contract worth approximately $28 million, which is the last major contract of the project.  EMP site activities are expected to start in November.

•

Other key site activities include: start of the liner installation on the leach pad in September, and completion of site excavation for the primary and tertiary crushing and the site preparation for the power generation plant in October.  Concrete placement for the crushing plant is scheduled to begin in November as well as the mobilization to site of the power generation contractor.

•

The HPGR and the primary crusher are expected to arrive on site by December. The following mining equipment has either arrived on site or is expected to arrive in November: three dozers, two graders, six 100-ton trucks, one hydraulic excavator, two 17 – cubic yard wheel loaders, and two mine production drill rigs

During the three months ended September 30, 2018, total spending at the Lindero Project totaled $32.2 million (Q3 2018 YTD - $66.8 million), including advances to contractors and deposits on equipment of $7.1 million (Q3 2018 YTD – $29.6 million).  The pace of spending is expected to continue to increase over the following months to an anticipated total amount spent of between $110 million to $130 million in 2018.  The Company maintains a healthy liquidity position of over $257 million, including $80 million of an undrawn credit facility, which along with cash generated from operations, is expected to meet funding requirements for the construction of the project.

The state of the fiscal and economic environment in Argentina has resulted in a 121% decline in the Argentine Peso and a high inflation environment.  The Company forecasts the combination of these factors will have a net positive impact on the remaining Argentine Peso denominated expenditures and on our overall construction budget.  Approximately 35% of the Lindero construction budget is denominated in the local Argentine Peso currency.

Based on progress to date, the Company maintains its guidance of the commencement of commissioning in the second quarter of 2019 and achieving commercial production by the end of the third quarter of 2019.

Greenfields Exploration

Drilling under option agreements with Prospero Silver Corp. ("Prospero") (Mexico) and Medgold Resources Corp. (“Medgold”) (Serbia) continued through the first nine months of 2018, with 5,681 meters and 3,735 meters completed, respectively. Drilling in the third quarter totaled 2,840 and 3,001 meters, respectively.

All holes drilled in Mexico for which assays have been received intersected variable mineralization as reported by Prospero on March 14, March 29 and September 8, 2018.

All holes drilled in Serbia for which assays have been received had intersected mineralization as reported by Medgold on June 11, June 18, July 5, and September 20, 2018.

The Company completed 2,178 meters of drilling during the third quarter on the Arizaro Project located approximately 4 kilometers southeast of the Lindero Project and held 100% by Fortuna.

Management's Discussion and Analysis, page 5

2018 Guidance and Outlook

2018 Production Guidance

The Company maintains its 2018 silver equivalent production guidance of 11.4 million ounces (silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1).

	Silver	Gold	Lead	Zinc	Cash Cost[1]	AISCC[1]
Mine	(Moz)	(koz)	(Mlbs)	(Mlbs)	($/t)	($/ oz Ag)
San Jose, Mexico	7.5	48.3	NA	NA	61.2	6.6
Caylloma, Peru	0.8	-	25.8	44.8	81.3	(5.2)
Total	8.3	48.3	25.8	44.8	-	-
1 Refer to Non-GAAP Financial Measures

2018 All-In-Sustaining Cash Cost Per Silver Ounce Guidance

$/oz Ag	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$1.4	$(40.3)	$(2.7)
Adjustments:
Commercial and government royalties and mining tax	1.2	4.1	1.5
Worker's participation	0.9	2.4	1.1
Selling, general and administrative expenses (operations)	0.7	4.7	1.1
	4.2	(29.1)	1.0
Selling, general and administrative expenses (corporate)	-	-	1.4
Sustaining capital expenditures	1.2	21.1	3.1
Brownfield exploration expenditures	1.2	2.8	1.3
All-in-sustaining cash cost per payable ounce of silver	$6.6	$(5.2)	$6.8

Refer to Non-GAAP Financial Measures

2018 Capital Expenditure and Exploration Guidance

	San Jose	Caylloma	Lindero	Total
Equipment and infrastructure	$4.1	$4.3	$-	$8.4
Mine development	3.5	6.4	-	9.9
Tailings dam expansion	-	5.7	-	5.7
Brownfield exploration	8.4	2.2	-	10.6
Other sustaining capex	0.9	-	-	0.9
Non-sustaining capex	-	2.7	-	2.7
Initial capital construction costs	-	-	201.0	201.0
Total	$16.9	$21.3	$201.0	$239.2

Financial Results

Sales

Sales for the three months ended September 30, 2018 were $59.6 million, a 7% decrease over the comparable quarter in 2017 due mainly to lower realized prices for silver, lead and zinc, $1.4 million of negative sales adjustments and partially offset by lower treatment and refining charges.

Management's Discussion and Analysis, page 6

	Three months ended September 30,
	2018			2017
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	21.2	39.8	61.0	21.9	41.8	63.7
Adjustments ($ million) [1]	(0.7)	(0.7)	(1.4)	0.3	-	0.3
Sales ($ million)	20.5	39.1	59.6	22.2	41.8	64.0

Silver
Provisional Sales (oz)	250,255	1,904,179	2,154,434	226,155	1,739,066	1,965,221
Realized Price ($/oz)[2]	15.01	14.82	14.85	16.89	16.85	16.85
Net Realized Price ($/oz)[3]	13.65	13.69	13.69	15.05	15.74	15.66
Gold
Provisional Sales (oz)	-	12,098	12,098	114	12,817	12,931
Realized Price ($/oz)[2]	-	1,211	1,211	1,275	1,280	1,280
Net Realized Price ($/oz)[3]	-	1,135	1,135	224	1,128	1,120
Lead
Provisional Sales (000's lbs)	7,822	-	7,822	7,291	-	7,291
Realized Price ($/lb)[2]	0.96	-	0.96	1.06	-	1.06
Net Realized Price ($/lb)[3]	0.91	-	0.91	0.98	-	0.98
Zinc
Provisional Sales (000's lbs)	11,647	-	11,647	10,867	-	10,867
Realized Price ($/lb)[2]	1.15	-	1.15	1.35	-	1.35
Net Realized Price ($/lb)[3]	0.91	-	0.91	1.05	-	1.05
[1] Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2] Based on provisional sales before final price adjustments
[3] Net after payable metal deductions, treatment, and refining charges. Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Third quarter sales at Caylloma declined 8% to $20.5 million compared to $22.2 million for the same quarter in 2017 due to price declines in silver, lead and zinc of 11%,  10% and 15%, respectively, but was partially offset by lower treatment charges and higher zinc sales volume.  Sales at San Jose were 6% lower compared to $41.8 million for the comparable quarter in 2017 due to a 12% and a 5% decrease in the realized price of silver and gold and was partially offset by a 9% increase in silver ounces sold and lower treatment and refining charges.   The expected sales value of silver and gold produced but not sold in the third quarter totaled $1.7 million.

	Nine months ended September 30,
	2018			2017
	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales ($ million)	69.9	140.9	210.8	62.2	130.8	193.0
Adjustments ($ million) [1]	(1.6)	(5.5)	(7.1)	0.6	(0.9)	(0.3)
Sales ($ million)	68.3	135.4	203.7	62.8	129.9	192.8

Silver
Provisional Sales (oz)	696,765	6,103,319	6,800,084	691,659	5,392,495	6,084,154
Realized Price ($/oz)[2]	16.07	16.08	16.08	17.19	17.16	17.17
Net Realized Price ($/oz)[3]	14.59	14.92	14.88	15.22	16.07	15.97
Gold
Provisional Sales (oz)	-	40,943	40,943	180	40,079	40,259
Realized Price ($/oz)[2]	-	1,285	1,285	1,271	1,251	1,251
Net Realized Price ($/oz)[3]	-	1,219	1,219	242	1,100	1,096
Lead
Provisional Sales (000's lbs)	21,972	-	21,972	21,454	-	21,454
Realized Price ($/lb)[2]	1.06	-	1.06	1.03	-	1.03
Net Realized Price ($/lb)[3]	1.01	-	1.01	0.90	-	0.90
Zinc
Provisional Sales (000's lbs)	34,154	-	34,154	32,512	-	32,512
Realized Price ($/lb)[2]	1.37	-	1.37	1.26	-	1.26
Net Realized Price ($/lb)[3]	1.10	-	1.10	0.99	-	0.99
[1] Adjustments consists of mark to market, final price adjustments, and final assay adjustments
[2] Based on provisional sales before final price adjustments
[3] Net after payable metal deductions, treatment, and refining charges. Treatment charges are allocated to base metals at Caylloma and to gold at San Jose

Management's Discussion and Analysis, page 7

Sales for the nine months ended September 30, 2018 were $203.7 million, a 6% increase over the $192.8 million of sales for the comparable period in 2017.  The increase was due mainly to higher consolidated sales volume across all metals produced as well as increases in the realized prices of gold, zinc and lead during the first half of 2018 before the decline in the metal prices in the third quarter.

At Caylloma, sales for the nine months ended September 30, 2018 were $68.3 million, a 9% increase over the $62.8 million of sales for the comparable period in 2017.   The increase were due primarily to a 3% and an 8% increase in realized prices for lead and zinc, lower treatment charges, and a 5% increase in zinc sales volume.  Sales at San Jose were 4% higher than the $129.9 million of sales for the same period in 2017.  The increase was due to a 13% and 2% increase in silver and gold ounces sold and lower treatment and refining charges.

Operating income (loss) and Adjusted EBITDA1

	Three months ended September 30,				Nine months ended September 30,
	2018%[1]		2017%[1]		2018%[1]		2017%[1]
Operating income (loss)
Caylloma	$2.1	10%	$8.2	37%	$19.4	29%	$21.0	33%
San Jose	10.5	27%	13.5	32%	46.9	35%	41.9	32%
Corporate	(2.1)		(2.8)		(11.0)		(10.3)
Total	$10.5	18%	$18.9	30%	$55.3	27%	$52.7	27%

Adjusted EBITDA[2]
Caylloma	$7.7	38%	$10.6	48%	$30.3	44%	$28.4	45%
San Jose	18.6	47%	22.6	54%	72.1	53%	69.0	53%
Corporate	(2.1)		(2.6)		(11.2)		(10.1)
Total	$24.2	41%	$30.6	48%	$91.2	45%	$87.3	45%
Note: figures may not add due to rounding
1 as a percentage of Sales
2 refer to Non-GAAP financial measures

Operating Income for the three months ended September 30, 2018 was $10.5 million or $8.4 million lower than the $18.9 million for the same period in 2017.  Operating income at Caylloma decreased 78% to $1.8 million due to lower lead and zinc prices, a 16% increase in production cash costs which include a $1.4 million expense accrued for a community support obligation that will be paid over the next 2.5 years. Operating income at San Jose decreased 24% to $10.2 million compared to $13.5 million for the same period in 2017 due to lower sales from a decline in the price of silver and gold.  Operating income at San Jose was also impacted by concentrates delivered to the warehouse at the end of the quarter which did not meet all revenue recognition criteria under IFRS and for which approximately $1.5 million of revenue will be recognized in the fourth quarter.

Operating income for the nine months ended September 30, 2018 was $55.3 million or $2.6 million higher than the $52.7 million for the same period in 2017.  Operating income at Caylloma decreased 8% to $19.4 million due to higher production costs in the third quarter, which includes a $1.4 million expense accrued for a community obligation, higher mine administration costs and partially offset by increased metals sold and lower treatment charges. Operating income at the San Jose mine increased 12% to $46.9 million compared to $41.9 million for the same period in 2017 due mostly to higher metals sold.

Adjusted EBITDA for the three months ended September 30, 2018 was $24.2 million compared to $30.6 million for the same period in 2017.  The decrease was due primarily to lower mine operating profits at both San Jose and Caylloma as a result of declining metal prices for all the metals produced and sold as well as concentrates delivered to the warehouse at the end of the quarter which did not meet all revenue recognition criteria under IFRS and for which approximately $1.5 million of revenue will be recognized in the fourth quarter. Adjusted EBITDA at Caylloma declined 30% to $7.4 million and at San Jose, decreased 19% to $18.3 million.

Adjusted EBITDA for the nine months ended September 30, 2018 was $91.2 million compared to $87.3 million for the same period in 2017.  The increase was due primarily to higher sales volume and metal prices during the first half of 2018 followed by declining metal prices in the third quarter.  Adjusted EBITDA at Caylloma increased 7% to $30.3 million while at San Jose, adjusted EBITDA increased 4% to $72.1 million.

Management's Discussion and Analysis, page 8

	Three months ended September 30,			Nine months ended September 30,
	2018	2017	% Change	2018	2017	% Change
Mine SG&A	$2.7	$2.0	35%	$8.0	$5.0	60%
Corporate SG&A	2.4	2.7	-11%	7.4	9.2	-20%
Share-based payments	(0.4)	0.1	-500%	3.2	0.9	256%
Workers' participation	0.3	0.3	0%	1.2	1.1	9%
Total	$5.0	$5.1	-2%	$19.8	$16.2	22%

Selling, general and administrative (“SG&A”) expenses for the three months ended September 30, 2018 decreased 2% to $5.0 million compared to $5.1 million for the same period in 2017. The decrease was due primarily to lower share-based payment expense and lower SOX compliance costs but was partially offset by increased operating mine SG&A costs.

SG&A expenses for the nine months ended September 30, 2018 increased 22% to $19.8 million compared to $16.2 million for the same period in 2017.  The increase was due primarily to higher share-based payments of $2.3 million, increased operating mine SG&A costs and partially offset by lower SOX compliance costs.

Exploration and evaluation spending for the three months ended September 30, 2018 was $0.2 million compared to a negligible amount for the same period in 2017.  The spending during the quarter was on reconnaissance work on properties in close proximity to the Lindero Project.

Exploration and evaluation spending for the nine months ended September 30, 2018 was $0.5 million compared to $0.2 million for the same period in 2017.  The spending was on reconnaissance work on properties in close proximity to the Lindero Project.

Foreign exchange gain for the three months ended September 30, 2018 was $0.8 million compared to a $0.1 million foreign exchange loss for the same period in 2017.  The foreign exchange gain was primarily from the San Jose mine as the Mexican Peso strengthened 5.0% against the U.S. dollar which resulted in a $0.7 million foreign exchange gain.

Foreign exchange loss for the nine months ended September 30, 2018 was $2.5 million compared to a $3.3 million foreign exchange loss for the same period in 2017.  The foreign exchange loss was attributable to the weakness in the Mexican Peso ($2.3 million loss) and Canadian dollar ($0.1 million loss) against the US dollar.

Income tax expense for the three months ended September 30, 2018 was $5.9 million compared to $5.5 million for the same period in 2017 and is comprised of a $6.0 million current income tax expense (Q3 2017 - $6.7 million) and a $0.1 million deferred income tax recovery (Q3 2017 -  $1.2 million deferred income tax recovery).  The effective tax rate (“ETR”) for the third quarter was 46.5% compared to 34.8% for the same quarter in 2017 due primarily to the impact of foreign exchange volatility in Argentina and Mexico which increased the ETR by 10.6%.

Income tax expense for the nine months ended September 30, 2018 was $28.4 million compared to $15.9 million for the same period in 2017 and is comprised of a $27.9 million current income tax expense (2017 - $23.5 million) and a $0.5 million deferred income tax recovery (2017  - $7.6 million deferred income tax recovery).  The ETR for the first nine months of 2018 was 47.2% compared to 33.0% for the same period in 2017.  The higher ETR in 2018 was due to the weakening of the Argentine Peso, offset by the strengthening of the Mexican Peso against the U.S. dollar, and a provision for dividend withholding taxes that contributed to a 2.2% increase in the ETR.

Management's Discussion and Analysis, page 9

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

San Jose Mine Production	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Tonnes milled	262,710	263,697	784,297	799,420
Average tonnes milled per day	2,985	3,038	2,994	3,054

Silver
Grade (g/t)	258	229	270	231
Recovery (%)	91	91	92	92
Production (oz)	1,991,211	1,774,556	6,261,137	5,454,793
Metal sold (oz)	1,904,179	1,739,066	6,103,319	5,392,495
Realized price ($/oz)	14.82	16.85	16.08	17.16

Gold
Grade (g/t)	1.61	1.71	1.80	1.74
Recovery (%)	91	91	92	91
Production (oz)	12,387	13,248	41,692	40,773
Metal sold (oz)	12,098	12,817	40,943	40,079
Realized price ($/oz)	1,211	1,280	1,285	1,251

Unit Costs
Production cash cost ($/oz Ag)[1]	1.84	1.53	0.27	1.29
Production cash cost ($/oz Ag Eq)[2]	6.10	6.53	5.69	6.34
Production cash cost ($/t)	63.28	62.23	62.99	60.31
Unit Net Smelter Return ($/t)	157.31	162.62	183.79	165.76
AISC ($/oz Ag)[1]	6.41	7.75	5.01	7.35
AISC ($/oz Ag Eq)[2]	9.13	10.51	8.78	10.28

Notes:

1. Net of by-product credits from gold

2. Ag Eq production is calculated at realized metal prices of Au/oz and Ag/oz as per above table

3. Production cash costs, All-in sustaining cash cost, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures. Refer to Non-GAAP Financial Measures

	Three months ended September 30,		Nine months ended September 30,
Financial Information (expressed in $000's)	2018	2017	2018	2017
Sales	$39,080	$41,819	$135,394	$129,909
Operating income	10,617	13,506	46,967	41,938
Adjusted EBITDA[1]	18,555	22,604	72,102	69,021
Sustaining capital expenditures	2,103	5,736	6,554	13,270
Non-sustaining capital expenditures	-	1,295	-	1,295
Brownfield exploration expenditures	1,773	1,086	5,586	5,163

*Adjusted EBITDA is a Non-GAAP Financial Measure.  Refer to Non-GAAP Financial Measures

Quarterly Results

The San Jose Mine produced 1,991,211 ounces of silver, representing a 12% increase in silver production over the same period in 2017 while gold production declined 6% to 12,387 ounces compared to 13,248 ounces during the same period in 2017.  Average head grades for silver and gold were 258 g/t and 1.61 g/t which were 13% higher and 6% lower than the same period in 2017.

Cash cost per tonne of processed ore increased 2% to $63.28 for the third quarter compared to $62.23 for the same quarter in 2017 due primarily to higher energy tariffs and partially offset by lower mining costs.  Cash cost per tonne for the nine months ended September 30, 2018 increased 4% to $62.99 compared to $60.31 for the comparable period in 2017 and was slightly above our annual guidance. Cash cost per tonne for the year is expected to remain within 5% of our annual guidance of $61.20.

Management's Discussion and Analysis, page 10

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per payable ounce of silver equivalent production are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfields Exploration

The Company completed 13,769 meters of exploration drilling at the San Jose Mine during the third quarter for a total of 33,899 meters during the first nine months of 2018.

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, silver, lead and zinc production and unit costs.

Caylloma Mine Production	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Tonnes milled	135,996	133,726	399,739	395,069
Average tonnes milled per day	1,511	1,486	1,503	1,480

Silver
Grade (g/t)	65	66	64	66
Recovery (%)	85	83	85	84
Production (oz)	239,253	234,806	692,101	704,624
Metal sold (oz)	250,255	226,155	696,765	691,659
Realized price ($/oz)	15.01	16.89	16.07	17.19

Lead
Grade (%)	2.74	2.87	2.70	2.77
Recovery (%)	92	91	91	91
Production (000's lbs)	7,576	7,650	21,802	22,031
Metal sold (000's lbs)	7,822	7,291	21,972	21,454
Realized price ($/lb)	0.96	1.06	1.06	1.03

Zinc
Grade (%)	4.24	4.26	4.27	4.16
Recovery (%)	90	90	90	90
Production (000's lbs)	11,483	11,241	33,947	32,670
Metal sold (000's lbs)	11,647	10,867	34,154	32,512
Realized price ($/lb)	1.15	1.35	1.37	1.26

Unit Costs
Production cash cost ($/oz Ag)[1]	(22.59)	(39.53)	(40.13)	(31.22)
Production cash cost ($/oz Ag Eq)[2]	8.49	7.24	7.37	8.00
Production cash cost ($/t)	88.52	75.99	81.43	78.12
Unit Net Smelter Return ($/t)	151.72	170.37	173.73	159.86
All-in sustaining cash cost ($/oz Ag)[1]	1.37	(18.79)	(16.83)	(11.23)
All-in sustaining cash cost ($/oz Ag Eq)[2]	12.29	10.46	10.79	11.39

Notes:

1. Net of by-product credits from gold, lead, and zinc

2. Ag Eq production is calculated at realized metal prices of Pb/lb, Zn/lb, and Ag/oz as per above table

3.  Production cash costs, All-in sustaining cash cost, and All-in sustaining cash cost silver equivalent are Non-GAAP Financial Measures.  Refer to Non-GAAP Financial Measures

Management's Discussion and Analysis, page 11

	Three months ended September 30,		Nine months ended September 30,
Financial Information (expressed in $000's)	2018	2017	2018	2017
Sales	$20,516	$22,193	$68,310	$62,848
Operating income (loss)	2,125	8,218	19,520	20,962
Adjusted EBITDA[1]	7,694	10,607	30,281	28,352
Sustaining capital expenditures	3,321	1,801	8,063	6,667
Brownfield exploration expenditures	673	1,101	1,468	2,659

Note 1: Adjusted EBITDA is a Non-GAAP Financial Measure.  Refer to Non-GAAP Financial Measures.

Certain figures have been reclassified to conform to the current year’s presentation

Quarterly Results

The Caylloma Mine produced 7.6 million pounds of lead and 11.5 million pounds of zinc during the third quarter of 2018 representing a 2% increase in zinc production and a 1% decrease in lead production over the same period in 2017.  Average head grades for lead and zinc were 2.74% and 4.24%.  Silver production was 239,253 ounces which was 2% higher than the comparable period in 2017.

Cash cost per tonne of processed ore for the third quarter of 2018 was $88.53 or 16% higher than the $76.00 cash cost for the comparable quarter in 2017. Cash cost per tonne for the nine months ended September 30, 2018 was $81.43 or 4% above 2017.  The slightly higher cash cost was due to higher labour and related personnel expenses that came into effect on August 2018.  The Company expects the cash cost to increase approximately $1.10 in the fourth quarter relating to a community support agreement entered into in the third quarter.  Cash cost per tonne for the year is expected to be within 5% of our annual guidance of $81.30.

Cash cost per payable ounce of silver, cash cost per tonne of processed ore, all-in sustaining cash cost per payable ounce, and all-in sustaining cash cost per payable ounce of silver equivalent production are Non-GAAP Financial Measures (refer to Non-GAAP Financial Measures for the reconciliation of cash cost to the cost of sales).

Brownfields Exploration

The Company completed 2,377 meters of ongoing exploration drilling at the Caylloma Mine during the third quarter for a total of 5,497 meters drilled during the first nine months of 2018.

Quarterly Information

The following table provides information for the last eight quarters ending on September 30, 2018:

	Expressed in $000's, except per share data
	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016
Sales	59,596	73,666	70,442	75,354	64,012	63,911	64,834	57,866
Mine operating income	16,497	31,392	31,337	35,222	24,944	22,211	27,183	20,721
Operating income	10,535	22,372	22,428	57,666	18,888	14,214	19,556	17,607
Net income	6,853	11,151	13,754	34,137	10,268	8,898	12,999	9,273

Basic EPS	0.04	0.07	0.09	0.21	0.06	0.06	0.08	0.06
Diluted EPS	0.04	0.07	0.09	0.21	0.06	0.06	0.08	0.08

Total assets	738,305	721,148	707,504	706,648	652,889	637,805	638,285	562,914
Credit facility	39,639	39,603	39,588	39,871	39,845	39,820	39,794	39,768

Sales decreased 19% quarter-over-quarter as a result of declining metal prices that began in the third quarter of 2018.  The higher production costs at San Jose Mine in the third quarter was due to high energy tariffs while the higher production costs at the Caylloma Mine was due to higher personnel costs that came into effect in August of 2018 and the accrual of $1.4 million for a community support obligation.  The higher income tax expense during 2018 was due primarily to the depreciation of the Argentine Peso against the US dollar as well as the expiry of the Caylloma tax stabilization agreement on December 31, 2017. Prior to the expiry of the tax stabilization agreement, mining taxes were recorded in cost of sales but for 2018, the mining taxes are now recorded as income tax expense.  This change increased the effective tax rate by approximately 6% for 2018.

Lead and zinc prices were trending higher quarter-over-quarter through 2017 and into the first half of 2018 while gold prices trended higher during 2017 through to the end of the first quarter of 2018 before the start of its decline.  The price of silver remained within a narrow range of +/- 10% through 2017 and into the first half of 2018 before its decline in the third quarter of 2018.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Investments

The Company had cash, cash equivalents, and short-term investments of $176.7 million at September 30, 2018, a $35.9 million decrease from $212.6 million at December 31, 2017.  Cash, cash equivalents and short-term investments consist of $55.2 million of cash and cash equivalent and $121.5 million in short-term investments.  Operations generated $64.2 million of cash flow during the first nine months of 2018 while $22.9 million was spent on capital expenditures at Caylloma and San Jose and $67.8 million was spent on construction at Lindero, $0.8 million in legal and banking fees were incurred to increase the credit facility with the Bank of Nova Scotia to $120.0 million to fund construction at Lindero and $0.9 million was spent on lease payments.

Working Capital

Working capital decreased $28.6 million to $183.2 million at September 30, 2018 compared to $211.9 million at December 31, 2017.  The decreased working capital was due primarily to a $14.2 million decrease in cash, cash equivalents and short-term investments as a result of increased spending related to the Lindero Project and a $7.7 million decrease in customer receivables offset by a $7.2 million decrease in current liabilities.

Long-Term Debt

On January 26, 2018, the Company entered into an amended and restated four-year term credit facility with the Bank of Nova Scotia (“Amended Credit Facility”).  The Amended Credit Facility consists of a $40 million non-revolving credit facility, which has been fully drawn and an $80 million revolving credit facility, which has not been drawn. The interest rate on the Amended Credit Facility is on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on a Total Debt to EBITDA ratio, as defined in the Amended Credit Facility. The Amended Credit Facility is secured by a first ranking lien on the assets of Minera Bateas S.A.C. ("Bateas"), Compania Minera Cuzcatlan S.A. de C.V. ("Cuzcatlan"), Mansfield Minera S.A. ("Mansfield") and their holding companies. The Company must comply with the terms in the Amended Credit Facility relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with certain financial covenants, including a maximum debt to EBITDA ratio and a minimum tangible net worth, each as defined in the Amended Credit Facility. The Company is in compliance with all of the covenants as at September 30, 2018.

As at September 30, 2018, the Company had drawn $40.0 million from Tranche A of the Amended Credit Facility and the $80.0 million Tranche B remains undrawn.  The purpose of the $80.0 million Tranche B is to fund the construction of the Lindero Project.  The Company expects to start drawing down the $80.0 million in the fourth quarter of 2018 to fund the construction of the Lindero Project.

Subject to the various risks and uncertainties, management believes the mining operations will generate sufficient cash flows and has sufficient available credit and cash on hand to fund the construction of the Lindero Project, and planned capital and exploration investment programs.

Sensitivities

Sales are affected by fluctuations in metal prices which are beyond the Company’s control. Based on the outstanding concentrates receivables as at September 30, 2018, the following table illustrates the sensitivity of the Company’s sales to a 10% change in metal prices:

Metal	Change	Effect on Sales
Silver	+/- 10%	$3,678
Gold	+/- 10%	$1,916
Lead	+/- 10%	$240
Zinc	+/- 10%	$325

The Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production.  The Board of Directors continually assesses the Company’s strategy towards its base metals exposure, depending on market conditions.  As at September 30, 2018, the Company has a zero cost collar for 600 tonnes of lead with a floor price of $2,300 per tonne and a cap price of $2,689 per tonne, maturing in October 2018, a zero cost collar for 650 tonnes of zinc with a floor price of  $2,700 per tonne and a cap price of $3,394 per tonne maturing in October 2018, and zero cost collars for an aggregate of 6,000 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between November 2018 and June 2019.

Management's Discussion and Analysis, page 13

The Company reports its financial statements in US dollars; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in US dollars are impacted by changes in the value of the US dollar relative to local currencies in the countries where the Company operates. Since the Company’s sales are denominated in US dollars and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

The following table illustrates the Company’s sensitivities to certain currencies held as at September 30, 2018 and the impact the fluctuation in exchange rates, will have on foreign denominated financial assets and liabilities:

		Effect on foreign
Currency	Change	denominated items
Mexican Peso	+/- 10%	$1,996
Peruvian Soles	+/- 10%	$513
Argentinian Peso	+/- 10%	$444
Canadian Dollar	+/- 10%	$346

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by year as at September 30, 2018
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$35,052	$-	$-	$-	$35,052
Credit facility	-	-	40,000	-	40,000
Income tax payable	13,432	-	-	-	13,432
Equipment loan	2,162	-	-	-	2,162
Other liabilities	-	4,598	-	-	4,598
Operating leases	1,083	1,341	386	-	2,810
Capital commitments, Lindero	127,396	-	-	-	127,396
Provisions	2,942	5,481	3,268	3,237	14,928
	$182,067	$11,420	$43,654	$3,237	$240,378

Operating leases include leases for office premises and for computer and other equipment used in the normal course of business.

Related Party Transactions

Purchase of Goods and Services

The Company shares office space, personnel and other administrative services with Gold Group Management Inc. (“GGMI”) and Mill Street Services Ltd for consulting services, related by a director in common.  During the three and six months ended September 30, 2018 and 2017, GGMI provided the following services to the Company:

	Three months ended September 30,		Nine months ended September 30,
(expressed in $000's)	2018	2017	2018	2017
Personnel costs	$23	$18	$116	$122
General and administrative expenses	9	20	168	151
	$32	$38	$284	$273

The Company has outstanding balances payable with GGMI of $nil as at September 30, 2018  (December 31, 2017 - $nil). Amounts due to related parties are due on demand and are unsecured.

Management's Discussion and Analysis, page 14

Key Management Personnel

	Three months ended September 30,		Nine months ended September 30,
(expressed in $000's)	2018	2017	2018	2017
Salaries and benefits	$1,215	$1,127	$3,152	$3,695
Directors fees	161	171	530	408
Consulting fees	35	36	105	103
Share-based payments	(250)	20	3,328	801
	$1,161	$1,354	$7,115	$5,007

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices and interest rates by entering into derivative financial instruments from time to time.

Commodity derivative contracts

As at September 30, 2018, the Company has zero cost collars for an aggregate 600 tonnes of lead with a floor price of $2,300 per tonne and a cap price of $2,689 per tonne, maturing in October 2018, a zero cost collar of 650 tonnes of zinc with a floor price of  $2,700 per tonne and a cap price of $3,394 per tonne maturing in October 2018, and zero cost collars for an aggregate of 6,000 tonnes of zinc with a floor price of $3,050 per tonne and a cap price of $3,300 per tonne maturing between November 2018 and June 2019.

The zinc and lead contracts are derivative financial instruments and are not accounted for as designated hedges. They were initially recognized at fair value on the date on which the related derivative contracts were entered into and are subsequently re-measured to estimated fair value. Any gains or losses arising from changes in the fair value of the derivatives are credited or charged to profit or loss.

Interest rate swap

In January 2018, the Company entered into an interest rate swap ("Swap") for a term of four years in connection with the amended credit facility (Note 15) to hedge the variable interest rate risk on the Company’s Amended Credit Facility. The fixed interest rate on the Swap is 2.61% and the floating amount is based on the one-month LIBOR rate. The Swap is settled on a monthly basis, with settlement being the net difference between the fixed and floating interest rates. The Swap has been designated as a hedge for accounting purposes.

During the three and nine months ended September 30, 2018, the Company recognized unrealized gains of $229 and $409 (three and nine months ended September 30, 2017 – gains of $55 and $235), related to changes in the fair value of the swaps through other comprehensive income.  The Swap was determined to be an effective hedge for the period ended September 30, 2018.

Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Management's Discussion and Analysis, page 15

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry, it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

New Accounting Standards Issued

IFRS 15, Revenue from Contracts with Customers

The Company has adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) as of January 1, 2018. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting this standard at the date of initial recognition. Comparative information has not been restated and continues to be reported under IAS 18 -  Revenue (“IAS 18”). The Company has concluded that there was no cumulative effect adjustment required to be recognized at January 1, 2018. The details of the accounting policy changes and the quantitative impact of these changes are described below.

Concentrate Sales

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 20 of the September 30, 2018 condensed interim consolidated financial statements.

The Company has concluded that there were no significant changes in the accounting for concentrate sales as a result of the transition to IFRS 15 as the timing of control of the concentrate passing to the customer and the treatment of provisional pricing adjustments are unchanged from policies applied prior to the adoption of IFRS 15.

IFRS 9 Financial Instruments

The Company has adopted IFRS 9, Financial Instruments (“IFRS 9”) as of January 1, 2018. Prior periods were not restated and no material changes resulted from adopting this new standard. IFRS 9 introduced a revised model for the classification and measurement, and while this has resulted in several financial instrument classification changes, as presented in Note 24 of the condensed interim consolidated financial statements, there were no quantitative impacts from adoption.

The details of accounting policy changes as a result of the adoption of IFRS 9 are described below:

Management's Discussion and Analysis, page 16

(a) Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets:   held to maturity, loans and receivables and available for sale.

Under IFRS 9, a financial asset is measured as either: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument as a whole is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

The following accounting policies apply to the subsequent measurement of financial assets.

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•

Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

•

Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

Upon adoption of IFRS 9, the Company made an irrevocable election to present in other comprehensive income subsequent changes in the fair value of its investments in marketable securities, which is substantially consistent with the accounting treatment prior to adoption. These financial assets are classified as FVOCI.

The original measurement categories under IAS 39 and the new measurement categories under IFRS 9 are summarized in the following table:

	Original (IAS 39)	New (IFRS 9)
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Term deposits	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Marketable securities	Available for sale	FVOCI
Trade receivables from concentrate sales	FVTPL	FVTPL
Interest rate swap asset	Fair Value (hedging)	Fair Value (hedging)
Financial liabilities
Trade payables	Other liabilities	Amortized cost
Payroll payable	Other liabilities	Amortized cost
Share units payable	Other liabilities	Amortized cost
Credit facility	Other liabilities	Amortized cost
Other payables	Other liabilities	Amortized cost
Metal forward sales and zero cost collar contracts	FVTPL	FVTPL

Management's Discussion and Analysis, page 17

(b) Impairment of financial assets

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

For our trade receivables, we apply the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all our trade receivables. The expected lifetime credit loss provision for our trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. We did not record an adjustment relating to the implementation of the expected credit loss model for our trade receivables.

(c) Hedge accounting

The Company has elected to adopt the new general hedge accounting model in IFRS 9. This requires the Company to ensure that hedge accounting relationships are aligned with its risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness.

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

As per IFRS 9, hedging relationships that qualified for hedge accounting in accordance with IAS 39, that also qualify for hedge accounting in accordance with IFRS 9 (after taking into account any rebalancing of the hedging relationship on transition), are regarded as continuing hedging relationships. Hence, the original hedge relationship continues from the trade inception date of the interest rate swap to the maturity date of the interest rate swap associated with the hedged exposure, unless the hedging relationship is required to be terminated earlier.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The hedge was highly effective at transition date under IFRS 9.  The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

New Accounting Standards issued but not yet effective

In 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items.

The Company assembled an implementation team to assess the impact of the leases standard. The implementation team has developed its project plan, education sessions have been completed and the process has begun to gather more information with respect to the population of contracts that will need to be assessed in light of the new standard. The Company will continue to assess the effect of IFRS 16 on its consolidated financial statements and have a quantitative estimation of the effect of the adoption of the standard on the Company’s financial statements by the end of 2018.

The new standard is likely to result in increases to both the asset and liability positions of the Company, as well as affect the reported depreciation expense, finance costs and cost of sales in the Company’s income statement.

Critical Accounting Estimates and Judgments

Many of the amounts included in the interim condensed consolidated financial statements require management to make judgements and/or estimates.  These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.  Actual outcomes could differ from these estimates.  Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

Management's Discussion and Analysis, page 18

Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of Canadian Securities Administrator’s National Instrument 43-101 Standards of Disclosure for Mineral Projects.  Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental rehabilitation provision.

Significant estimation is involved in determining the mineral reserves and mineral resources included within our life of mine plans.  Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental rehabilitation provision.  As at December 31, 2017 we have used the following long-term prices for our reserve and resource estimations and life of mine plans:  Gold $1,250/oz, Silver $19/oz, Lead $2,200/t and Zinc $2,500/t.

In addition to the estimates above, estimation is involved in determining the percentage of mineral resources ultimately expected to be converted to mineral reserves and hence included in our life of mine plans.  Our life of mine plans includes a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain type of deposits, in particular for vein type structures.  The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations.  Estimation of future conversion of mineral resources is inherently uncertain and involves judgement and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results.  Some of the key judgements of the estimation process include; geological continuity; stationarity in the grades within defined domains; reasonable geotechnical and metallurgical conditions; treatment of outlier (extreme) values; cut-off grade determination and the establishment of geostatistical and search parameters.  Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises.

Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis.  Costs are charged to the consolidated statement of income (loss) when a property is abandoned or when there is a recognized impairment in value.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows.  Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators.  An impairment loss is recognized when the carrying value of those assets is not recoverable.  In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates Mineral Resource and Reserve quantities, future operating and capital costs, and reclamation costs to the end of the mine’s life.  These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

The Company, from time to time, acquires exploration and development properties.  When properties are acquired, the Company must determine the fair value attributable to each of the properties.  When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated statement of income (loss).

Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties.  The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.  Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.  As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

Management's Discussion and Analysis, page 19

Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 20 of the June 30, 2018 condensed interim consolidated financial statements.

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occurs or fails to occur.  The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.    In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable, and the estimated settlement amount can be estimated reliably.  Contingent assets are not recognized in the consolidated financial statements until virtually certain.

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward.  The determination of the ability of the Company to utilize tax loss carry-forwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets.  Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

Assessment of Impairment and Reverse Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reverse impairment exist for an asset or a group of assets which could result in a testing for impairment.  Internal and external factors such as significant changes in the use of the asset, commodity prices, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Management's Discussion and Analysis, page 20

Share Position and Outstanding Options and Equity-Settled Share Units

The Company’s outstanding share position as at November 7,  2018 is 159,939,595 common shares.  In addition, there are 3,520,826 incentive stock options and equity-settled share units which are comprised of restricted share and performance share units that are currently outstanding, as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date
Incentive Stock Options:	517,833	$4.79	March 18, 2020
	617,694	$6.35	May 28, 2022
	640,951	$6.35	March 18, 2023
	7,551	$6.35	June 4, 2023
	1,784,029
Equity-Settled Share Units:	312,601	n/a	May 29, 2020
	1,419,301	n/a	March 19, 2021
	4,895	n/a	June 5, 2021
	1,736,797

Total outstanding	3,520,826

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 – Certification of Disclosures in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board.  However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2018 that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Management's Discussion and Analysis, page 21

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, including cash cost per payable ounce of silver; cash cost per tonne of processed ore; total production cash cost per tonne; all-in sustaining cash cost; all-in sustaining cash cost per payable ounce; adjusted net (loss) income; income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash flow and are widely reported in the mining industry as benchmarks for performance. The Company believes that certain investors use these Non-GAAP Financial Measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, Non-GAAP Financial Measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2018 and 2017.

		CONSOLIDATED MINE CASH COST
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$43,099	$39,068	$124,478	$118,419
Add (subtract):
Change in concentrate inventory		748	926	873	1,221
Depletion and depreciation in concentrate inventory		(292)	(311)	(264)	(421)
Commercial and government royalties and mining taxes		(883)	(847)	(2,579)	(2,797)
Provision for community support		(1,396)	-	(1,396)	-
Workers participation		(1,274)	(1,519)	(5,385)	(4,794)
Depletion and depreciation		(11,338)	(10,745)	(33,773)	(32,552)
Cash cost	A	$28,664	$26,572	$81,954	$79,076

Cash cost	A	$28,664	$26,572	$81,954	$79,076
Add (subtract):
By-product credits from gold, lead and zinc		(31,375)	(34,145)	(110,145)	(97,285)
Refining charges		1,093	1,407	3,484	4,178
Cash cost applicable per payable ounce	B	(1,618)	(6,166)	(24,706)	(14,030)

Payable ounces of silver production	C	2,138,853	1,951,786	6,675,016	5,974,602
Cash cost per ounce of payable silver ($/oz)	=B/C	$(0.76)	$(3.16)	$(3.70)	$(2.35)

Management's Discussion and Analysis, page 22

		SAN JOSE MINE CASH COST
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$25,782	$26,009	$79,061	$78,791
Add (subtract):
Change in concentrate inventory		1,014	386	1,038	460
Depletion and depreciation in concentrate inventory		(364)	(137)	(364)	(175)
Commercial and government royalties and mining taxes		(834)	(571)	(2,409)	(2,037)
Workers participation		(978)	(961)	(3,950)	(3,687)
Depletion and depreciation		(7,995)	(8,316)	(23,972)	(25,138)
Cash cost	A	16,625	16,410	49,404	48,214

Total processed ore (tonnes)	B	262,710	263,697	784,297	799,421

Cash cost per tonne of processed ore ($/t)	=A/B	$63.28	$62.23	$62.99	$60.31

Cash cost	A	$16,625	$16,410	$49,404	$48,214
Add (subtract):
By-product credits from gold, lead and zinc		(14,063)	(14,942)	(50,795)	(44,853)
Refining charges		956	1,183	3,046	3,509
Cash cost applicable per payable ounce	B	3,518	2,651	1,655	6,870

Payable ounces of silver production	C	1,911,563	1,728,720	6,018,123	5,305,210

Cash cost per ounce of payable silver ($/oz)	=B/C	$1.84	$1.53	$0.27	$1.29

Mining cost per tonne		$30.31	$33.79	$30.09	$33.45
Milling cost per tonne		19.03	17.09	19.21	16.52
Indirect cost per tonne		7.35	6.69	7.07	5.99
Community relations cost per tonne		1.07	0.72	1.22	0.84
Distribution cost per tonne		5.53	3.94	5.40	3.51
Total production cost per tonne		$63.29	$62.23	$62.99	$60.31

		CAYLLOMA MINE CASH COST
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$17,317	$13,059	$45,417	$39,628
Add (subtract):
Change in concentrate inventory		(266)	540	(165)	761
Depletion and depreciation in concentrate inventory		72	(174)	100	(246)
Commercial and government royalties and mining taxes		(49)	(276)	(170)	(760)
Provision for community support		(1,396)	-	(1,396)	-
Workers participation		(296)	(558)	(1,435)	(1,107)
Depletion and depreciation		(3,343)	(2,429)	(9,801)	(7,414)
Cash cost	A	12,039	10,162	32,550	30,862

Total processed ore (tonnes)	B	135,996	133,726	399,739	395,069

Cash cost per tonne of processed ore ($/t)	=A/B	$88.52	$75.99	$81.43	$78.12

Cash cost	A	$12,039	$10,162	$32,550	$30,862
Add (subtract):
By-product credits from gold, lead and zinc		(17,312)	(19,203)	(59,350)	(52,432)
Refining charges		137	224	439	670
Cash cost applicable per payable ounce	B	(5,136)	(8,817)	(26,361)	(20,900)

Payable ounces of silver production	C	227,291	223,066	656,893	669,392

Cash cost per ounce of payable silver ($/oz)	=B/C	$(22.59)	$(39.53)	$(40.13)	$(31.22)

Mining cost per tonne		$41.82	$38.25	$40.14	$40.17
Milling cost per tonne		15.17	14.08	14.57	13.79
Indirect cost per tonne		22.06	17.02	19.10	16.81
Community relations cost per tonne		1.44	0.09	0.60	0.12
Distribution cost per tonne		8.04	6.55	7.02	7.23
Total production cost per tonne		$88.53	$75.99	$81.43	$78.12

Management's Discussion and Analysis, page 23

Cash Cost per Payable Ounce of Silver Equivalent Production and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver equivalent production and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these Non-GAAP Financial Measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under IFRS, and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver equivalent production to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2018 and 2017.

		CONSOLIDATED MINE CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$43,099	$39,068	$124,478	$118,419
Add (subtract):
Change in concentrate inventory		748	926	873	1,221
Depletion and depreciation in concentrate inventory		(292)	(311)	(264)	(421)
Commercial and government royalties and mining taxes		(883)	(847)	(2,579)	(2,797)
Provision for community support		(1,396)	-	(1,396)	-
Workers participation		(1,274)	(1,519)	(5,385)	(4,794)
Depletion and depreciation		(11,338)	(10,745)	(33,773)	(32,552)
Cash cost	A	$28,664	$26,572	$81,954	$79,076

Cash cost	A	$28,664	$26,572	$81,954	$79,076
Add (subtract):
Refining charges		1,093	1,407	3,484	4,178
Cash cost applicable per payable ounce	B	29,757	27,979	85,438	83,254

Payable ounces of silver equivalent production[2]	C	4,317,192	4,129,944	13,675,006	12,104,188
Cash cost per ounce of payable silver equivalent[1] ($/oz)	=B/C	$6.89	$6.77	$6.25	$6.88

1  Q3 2018 silver equivalent production is calculated using a silver to gold ratio of 81.58:1 (Q3 YTD 2018 – 86.53:1),  lead to silver ratio of 0.06:1 (Q3 YTD 2018 – 0.07:1) and zinc to silver ratio of 0.08:1 (Q3 YTD 2018 - 0.09:1)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 24

		SAN JOSE MINE CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$25,782	$26,009	$79,061	$78,791
Add (subtract):
Change in concentrate inventory		1,014	386	1,038	460
Depletion and depreciation in concentrate inventory		(364)	(137)	(364)	(175)
Commercial and government royalties and mining taxes		(834)	(571)	(2,409)	(2,037)
Workers participation		(978)	(961)	(3,950)	(3,687)
Depletion and depreciation		(7,995)	(8,316)	(23,972)	(25,138)
Cash cost	A	16,625	16,410	49,404	48,214

Total processed ore (tonnes)	B	262,710	263,697	784,297	799,421

Cash cost per tonne of processed ore ($/t)	=A/B	$63.28	$62.23	$62.99	$60.31

Cash cost	A	$16,625	$16,410	$49,404	$48,214
Add (subtract):
Refining charges		956	1,183	3,046	3,509
Cash cost applicable per payable ounce	B	17,581	17,593	52,450	51,723

Payable ounces of silver equivalent production[1]	C	2,883,115	2,695,174	9,213,046	8,156,265

Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$6.10	$6.53	$5.69	$6.34

Mining cost per tonne		$30.32	$33.79	$30.09	$33.45
Milling cost per tonne		19.03	17.09	19.21	16.52
Indirect cost per tonne		7.35	6.69	7.07	5.99
Community relations cost per tonne		1.07	0.72	1.22	0.84
Distribution cost per tonne		5.53	3.94	5.40	3.51
Total production cost per tonne		$63.30	$62.23	$62.99	$60.31

1  Q3 2018 silver equivalent production is calculated using a silver to gold ratio of 81.70:1  (Q3 YTD 2018 -  86.65:1)

2 Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales - Sales and Realized Prices

		CAYLLOMA MINE CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cost of sales		$17,317	$13,059	$45,417	$39,628
Add (subtract):
Change in concentrate inventory		(266)	540	(165)	761
Depletion and depreciation in concentrate inventory		72	(174)	100	(246)
Commercial and government royalties and mining taxes		(49)	(276)	(170)	(760)
Provision for community support		(1,396)	-	(1,396)	-
Workers participation		(296)	(558)	(1,435)	(1,107)
Depletion and depreciation		(3,343)	(2,429)	(9,801)	(7,414)
Cash cost	A	12,039	10,162	32,550	30,862

Total processed ore (tonnes)	B	135,996	133,726	399,739	395,069

Cash cost per tonne of processed ore ($/t)	=A/B	$88.53	$75.99	$81.43	$78.12

Cash cost	A	$12,039	$10,162	$32,550	$30,862
Add (subtract):
Refining charges		137	224	439	670
Cash cost applicable per payable ounce	B	12,176	10,386	32,989	31,532

Payable ounces of silver equivalent production[1]	C	1,434,076	1,434,769	4,475,380	3,942,044

Cash cost per ounce of payable silver equivalent[2] ($/oz)	=B/C	$8.49	$7.24	$7.37	$8.00

Mining cost per tonne		$41.82	$38.25	$40.14	$40.17
Milling cost per tonne		15.17	14.08	14.57	13.79
Indirect cost per tonne		22.06	17.02	19.10	16.81
Community relations cost per tonne		1.44	0.09	0.60	0.12
Distribution cost per tonne		8.04	6.55	7.02	7.23
Total production cost per tonne		$88.53	$75.99	$81.43	$78.12

1  Q3 2018 silver equivalent production is calculated using a silver to lead ratio of 0.06:1 (Q3 YTD 2018 – 0.07:1), silver to zinc ratio of 0.08:1 (Q3 YTD 2018 – 0.09:1)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

Management's Discussion and Analysis, page 25

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost and all-in cash cost performance measure; however, these performance measures have no standardized meaning. The Company conforms its all-in-sustaining cost and all-in cash cost definition to that set out in the guidance issued by WGC.

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits, sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures to calculate the all-in-sustaining cash cost. All-in cash cost includes all-in sustaining cash cost plus exploration and evaluation expenses and non-sustaining capital expenditures at new or non-operating mineral property projects.  The Company believes that these measures represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as income tax payments, dividends, and financing costs are not included. We report these measures on a silver ounce sold basis.

The following tables show a breakdown of the all-in sustaining cash cost per ounce for the three and nine months ended September 30, 2018 and 2017.

	CONSOLIDATED MINE ALL-IN CASH COST
Expressed in $'000's, except unit costs	Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable, net of by-product credits	$(1,618)	$(6,166)	$(24,706)	$(14,030)
Commercial and government royalties and mining tax	2,287	1,798	8,363	6,776
Workers' participation	1,573	1,864	6,619	5,929
Selling, general and administrative expenses (operations)	2,449	1,984	7,127	5,016
Adjusted operating cash cost	4,691	(520)	(2,597)	3,691
Selling, general and administrative expenses (corporate)	2,674	2,660	8,295	9,212
Sustaining capital expenditures[1]	5,424	7,505	14,617	19,937
Brownfield exploration expenditures[1]	2,446	2,187	7,054	7,822
All-in sustaining cash cost	15,235	11,832	27,369	40,662
Exploration and evaluation expenses	199	41	546	193
Non-sustaining capital expenditures[1]	25,163	6,127	43,926	11,232
All-in cash cost	40,597	18,000	71,841	52,087
Payable ounces of silver production	2,138,853	1,951,786	6,675,016	5,974,602
All-in sustaining cash cost per ounce of payable silver	$7.12	$6.06	$4.10	$6.81
All-in cash cost per ounce of payable silver	$18.98	$9.22	$10.76	$8.72

1 presented on a cash basis

	SAN JOSE MINE ALL-IN CASH COST
Expressed in $'000's, except unit costs	Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable, net of by-product credits	$3,518	$2,651	$1,655	$6,870
Commercial and government royalties and mining tax	2,014	1,522	6,895	6,016
Workers' participation	1,234	1,200	4,938	4,610
Selling, general and administrative expenses (operations)	1,608	1,201	4,503	3,041
Adjusted operating cash cost	8,374	6,574	17,991	20,537
Sustaining capital expenditures[1]	2,103	5,736	6,554	13,270
Brownfield exploration expenditures[1]	1,773	1,086	5,586	5,163
All-in sustaining cash cost	12,250	13,396	30,131	38,970
Exploration and evaluation expenses	44	-	93	65
Non-sustaining capital expenditures[1]	-	1,295	-	1,295
All-in cash cost	12,294	14,691	30,224	40,330
Payable ounces of silver production	1,911,563	1,728,720	6,018,123	5,305,210
All-in sustaining cash cost per ounce of payable silver	$6.41	$7.75	$5.01	$7.35
All-in cash cost per ounce of payable silver	$6.43	$8.50	$5.02	$7.60

1 presented on a cash basis

Management's Discussion and Analysis, page 26

	CAYLLOMA MINE ALL-IN CASH COST
Expressed in $'000's, except unit costs	Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable, net of by-product credits	$(5,136)	$(8,817)	$(26,361)	$(20,900)
Commercial and government royalties and mining tax	273	276	1,468	760
Workers' participation	339	664	1,681	1,319
Selling, general and administrative expenses (operations)	841	783	2,624	1,975
Adjusted operating cash cost	(3,683)	(7,094)	(20,588)	(16,846)
Sustaining capital expenditures[1]	3,321	1,801	8,063	6,667
Brownfield exploration expenditures[1]	673	1,101	1,468	2,659
All-in sustaining cash cost	311	(4,192)	(11,057)	(7,520)
All-in cash cost	311	(4,192)	(11,057)	(7,520)
Payable ounces of silver production	227,291	223,066	656,893	669,392
All-in sustaining cash cost per ounce of payable silver	$1.37	$(18.79)	$(16.83)	$(11.23)
All-in cash cost per ounce of payable silver	$1.37	$(18.79)	$(16.83)	$(11.23)

1 presented on a cash basis

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Production

The Company believes that “all-in-sustaining cash cost silver equivalent” and “all-in cash cost silver equivalent” meet the needs of management, analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining cost definition to that set out in the guidance issued by the WGC.

All-in-sustaining cash cost silver equivalent and all-in cash cost silver equivalent are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations.  Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfield exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are not included. We report this measure on a payable silver equivalent ounce produced basis.  Silver equivalent production is calculated taking the total metal payable production of gold, lead and zinc multiplied by the realized prices of gold, lead, and zinc and divided by the realized silver price to calculate the silver equivalent production.

The following tables show a breakdown of the all-in sustaining cash cost per silver equivalent ounce for the three and nine months ended September 30, 2018 and 2017.

	CONSOLIDATED MINE ALL-IN CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs	Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable	$29,757	$27,979	$85,438	$83,254
Commercial and government royalties and mining tax	2,287	1,798	8,363	6,776
Workers' participation	1,573	1,864	6,619	5,929
Selling, general and administrative expenses (operations)	2,449	1,984	7,127	5,016
Adjusted operating cash cost	36,066	33,625	107,547	100,975
Selling, general and administrative expenses (corporate)	2,674	2,660	8,295	9,212
Sustaining capital expenditures[1]	5,424	7,505	14,617	19,937
Brownfield exploration expenditures[1]	2,446	2,187	7,054	7,822
All-in sustaining cash cost	46,610	45,977	137,513	137,946
Exploration and evaluation expenses	199	41	546	193
Non-sustaining capital expenditures[1]	25,163	6,127	43,926	11,232
All-in cash cost	71,972	52,145	181,985	149,371
Payable ounces of silver equivalent production	4,317,192	4,129,944	13,675,006	12,104,188
All-in sustaining cash cost per ounce of payable silver equivalent*	$10.80	$11.13	$10.06	$11.40
All-in cash cost per ounce of payable silver equivalent	$16.67	$12.63	$13.31	$12.34

1  Q3 2018 silver equivalent production is calculated using a silver to gold ratio of 81.58:1 (Q3 YTD 2018 – 86.53:1), lead to silver ratio of 0.06:1 (Q3 YTD 2018 – 0.07:1) and zinc to silver ratio of 0.08:1 (Q3 YTD 2018 - 0.09:1)

Management's Discussion and Analysis, page 27

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

		SAN JOSE MINE ALL-IN CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs		Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable		$17,581	$17,593	$52,450	$51,723
Commercial and government royalties and mining tax		2,014	1,522	6,895	6,016
Workers' participation		1,234	1,200	4,938	4,610
Selling, general and administrative expenses (operations)		1,608	1,201	4,503	3,041
Adjusted operating cash cost		22,437	21,516	68,786	65,390
Sustaining capital expenditures[3]		2,103	5,736	6,554	13,270
Brownfield exploration expenditures[3]		1,773	1,086	5,586	5,163
All-in sustaining cash cost		26,313	28,338	80,926	83,823
Exploration and evaluation expenses		44	-	93	65
Non-sustaining capital expenditures[3]		-	1,295	-	1,295
All-in cash cost		26,357	29,633	81,019	85,183
Payable ounces of silver equivalent production[1]		2,883,115	2,695,174	9,213,046	8,156,265
All-in sustaining cash cost per ounce of payable silver equivalent	[2]	$9.13	$10.51	$8.78	$10.28
All-in cash cost per ounce of payable silver equivalent[2]		$9.14	$10.99	$8.79	$10.44

1  Q3 2018 silver equivalent production is calculated using a silver to gold ratio of 81.70:1 (Q3 YTD 2018 - 86.65:1).

2 Silver equivalent is calculated using the realized prices for gold and silver.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

	CAYLLOMA MINE ALL-IN CASH COST SILVER EQUIVALENT*
Expressed in $'000's, except unit costs	Q3 2018	Q3 2017	YTD Q3 2018	YTD Q3 2017
Cash cost applicable	$12,176	$10,386	$32,989	$31,532
Commercial and government royalties and mining tax	273	276	1,468	760
Workers' participation	339	664	1,681	1,319
Selling, general and administrative expenses (operations)	841	783	2,624	1,975
Adjusted operating cash cost	13,629	12,109	38,762	35,586
Sustaining capital expenditures[3]	3,321	1,801	8,063	6,667
Brownfield exploration expenditures[3]	673	1,101	1,468	2,659
All-in sustaining cash cost	17,623	15,011	48,293	44,912
All-in cash cost	17,623	15,011	48,293	44,912
Payable ounces of silver equivalent production[1]	1,434,076	1,434,769	4,475,380	3,942,044
All-in sustaining cash cost per ounce of payable silver equivalent[2]	$12.29	$10.46	$10.79	$11.39
All-in cash cost per ounce of payable silver equivalent[2]	$12.29	$10.46	$10.79	$11.39

1  Q3 2018 silver equivalent production is calculated using a silver to lead ratio of 0.06:1 (Q3 YTD 2018 – 0.07:1), silver to zinc ratio of 0.08:1 (Q3 YTD 2018 – 0.09:1)

2 Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc.  Refer to Financial Results - Sales - Sales and Realized Prices

3 Presented on a cash basis

Free Cash Flow

The Company uses the financial measure of “free cash flow” to supplement information in its consolidated financial statements. Free cash flow is defined as cash provided from operating activities less purchases of mineral properties, plant and equipment, less net deposits on long term assets, less current income tax, and add back income taxes paid.  This measure is used by the Company and investors to measure the cash flow available to fund the Company’s growth capital expenditures.  These performance measures are intended to provide additional information only and do not have standardize definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profits or cash flow from operations as determined under IFRS.

Management's Discussion and Analysis, page 28

The following table presents a reconciliation of free cash flow to net cash provided by operating activities in the consolidated financial statements for the three and nine months ended September 30, 2018 and 2017:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$21.5	$20.4	$64.2	$41.2
Less: Purchases of mineral properties, plant and equipment	(34.4)	(11.7)	(62.3)	(32.4)
Less: Deposits on long term assets, net	(6.6)	0.5	(29.8)	(3.2)
Less: Current income tax expense	(6.0)	(6.7)	(27.9)	(23.5)
Add: Income taxes paid	6.2	5.8	28.9	27.8
Free cash flow	$(19.3)	$8.3	$(26.9)	$9.9
Add: Lindero construction capital expenditures	25.1	2.7	37.3	7.1
Add: Greenfield capital expenditures	0.7	0.7	2.2	0.7
Add: Deposits on long term assets - Lindero construction	7.1	-	29.6	-
Free cash flow excluding Lindero construction	$13.6	$11.7	$42.2	$17.7

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” described and presented below does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net Income	$6.9	$10.3	$31.8	$32.2
Adjustments, net of tax:
Community relations	1.0	-	1.0	-
Unrealized gain (loss) on financial instruments	(0.9)	2.2	(3.7)	2.8
Write-off of mineral properties	-	0.1	-	0.1
Write-off of accounts receivable	-	-	0.4	-
Share of (income) loss of equity-accounted investee	0.1	-	(0.1)	0.1
Other finance costs	-	-	0.4	-
Write-down of plant and equipment	-	0.5	-	0.8
Write-down of inventories	-	-	0.4	0.4
Adjusted Net Income (a non-GAAP measure)	$7.1	$13.1	$30.2	$36.4

Adjusted EBITDA

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The item described and presented below does not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net Income	$6.9	$10.3	$31.8	$32.2
Add back:
Community relations	1.4	-	1.4	-
Net finance items	(0.2)	(0.1)	0.1	0.4
Depreciation, depletion, and amortization	11.4	10.8	34.0	32.9
Income taxes	5.9	5.5	28.4	15.8
Share of (income) loss of equity-accounted investee	0.1	-	(0.1)	0.1
Non-cash (gain) loss on financial instruments	(1.2)	3.3	(5.4)	4.1
Other operating expenses	(0.1)	0.8	1.0	1.8
Adjusted EBITDA (a non-GAAP measure)	$24.2	$30.6	$91.2	$87.3

Management's Discussion and Analysis, page 29

Qualified Person

Eric Chapman, P.Geo (APEGBC #36328) is the Vice-President of Technical Services of the Company and is the Company’s Qualified Person (as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects).  Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A.

Other Information

Further information relating to the Company, including its most recent Annual Information Form is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR under the Company’s profile at www.sec.gov/edgar.shtml.

Management's Discussion and Analysis, page 30

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates at the Company’s properties;
•	cash cost estimates;
•	timing for delivery of materials and equipment for the Company’s properties;
•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;
•	the Company’s planned greenfield exploration programs;
•	the Company’s planned capital expenditures and brownfield exploration at the San Jose Mine;
•	the Company’s planned capital expenditures and brownfield exploration at the Caylloma Mine;
•	the Company’s planned mine construction of the Lindero Project and the anticipated timing of commissioning of the mine;
•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;
•	expiry dates of bank letters of guarantee;
•	estimated mine closure costs; and
•

management’s expectation that any investigations, claims, and legal, labour and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;
•	risks associated with mineral exploration and project development;
•	operational risks associated with mining and mineral processing;
•	uncertainty relating to concentrate treatment charges and transportation costs;
•	uncertainty relating to capital and operating costs, production schedules, and economic returns;
•	uncertainties relating to general economic conditions;
•	competition;
•	substantial reliance on the Caylloma and San Jose mines for revenues;
•	risks related to the integration of businesses and assets acquired by the Company;
•	risks associated with potential legal proceedings;
•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;
•	fluctuations in metal prices;
•	risks associated with entering into commodity forward and option contracts for base metals production;
•	environmental matters including potential liability claims;
•	reliance on key personnel;
•	potential conflicts of interest involving the Company’s directors and officers;
•	property title matters;
•	dilution from further equity financing;
•	currency exchange rate fluctuations;
•	adequacy of insurance coverage;
•	sufficiency of monies allotted for land reclamation; and
•	potential legal proceedings;

Management's Discussion and Analysis, page 31

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;
•	there being no significant disruptions affecting operations, whether relating to labour, supply, power, damage to equipment or other matter;
•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;
•	expected trends and specific assumptions regarding metal prices and currency exchange rates;
•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;
•	production forecasts meeting expectations; and
•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects.  Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC.  Readers are cautioned not to assume that resources will ever be converted into reserves.  Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category.  Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.  Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures.  The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards.  Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management's Discussion and Analysis, page 32